SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2009

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:	Form 6-K dated November 27, 2009 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/S/ HOSHANG K SETHNA
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: November 27, 2009

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001,

Maharashtra, India

News Release - 1	November 27, 2009

Tata Motors reports a profitable second quarter on a consolidated basis in 2009-10

Mumbai, November 27, 2009: Tata Motors today reported consolidated gross revenue of Rs.21,808.29 crores for the quarter ended September 30, 2009, compared with gross revenue of Rs.23,936.89 crores in the corresponding period of last year.

Consolidated Operating Profit is Rs.1,591.62 crores, an improvement of 106 basis points compared with the corresponding quarter of last year. Strong revival of the Indian operations, which reported Operating Profit of Rs. 1,065.71 crores for the second quarter of 2009-10, coupled with Operating Profit at the Jaguar Land Rover business, have aided the company’s consolidated performance.

Increase in depreciation and interest costs due to increased borrowing to support investments and new product development partly offset the operating profit. Consolidated Profit after Tax (post minority interest and profit in respect of investments in Associate companies) for the quarter ended September 30, 2009, is Rs.21.78 crores.

Highlight of the quarter was that the Jaguar Land Rover business posted strong Operating Profit of GBP 41.29 million (Rs. 325.27 crores), supported by a 23% growth of wholesale volumes over the previous quarter and aggressive cost reduction efforts. The business is witnessing some stability in the external environment with certain key markets showing signs of recovery. The new products launched by the business in the current year, the upgraded Range Rover, Range Rover Sport and Discovery 4, continue to receive strong market reception.

Tata Daewoo, the company’s subsidiary in South Korea, launched the Prima premium truck in September. The construction equipment subsidiary, Telcon, launched two indigenous excavators and is poised to benefit from increased infrastructure activities in the coming quarters. The other key subsidiaries of the company have also begun to see visible improvement in demand during the quarter.

Half Year

The company’s consolidated gross revenues were Rs.38,761.92 crores in the first half, compared to Rs.39,433.17 crores in the first half last year. The consolidated financial performance of the company is not comparable to 2008-09 on account of the acquisition of Jaguar Land Rover in June 2008.

The Consolidated Operating Profit was Rs.2,187.55 crores, while Profit from Ordinary activities before Tax was Rs.17.41 crores. Tax expenses offset the profit from ordinary activities resulting in a Net Loss (post minority interest and profit in respect of investments in Associate companies) of Rs. 307.00 crores.

The unaudited consolidated financial results of the company for the quarter ended September 30, 2009, are enclosed.

News Release – 2	November 27, 2009

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER / SIX MONTHS ENDED

SEPTEMBER 30, 2009

(Rs. in Lakhs)

			Quarter ended September 30,		Six Months ended September 30,		Year Ended March 31,
			Unaudited		Unaudited		Audited
Particulars			2009	2008	2009	2008	2009
1	(a) Sales / Income from operations		2159751	2377059	3844374	3919092	7358276
	Less: Excise Duty		70807	94554	126470	195164	321236
	Net Sales / Income from operations		2088944	2282505	3717904	3723928	7037040
	(b) Other Operating Income		21078	16630	31818	24225	56845
	Total Income from Operations		2110022	2299135	3749722	3748153	7093885
2	Total Expenditure
	(a) (Increase) / decrease in stock-in-trade and work-in-progress		23920	(1801)	(9088)	(72892)	60292
	(b) Consumption of raw materials & components		1193032	1371140	2154025	2302780	4050968
	(c) Purchase of products for sale		188036	182855	386023	297095	694299
	(d) Employee Cost		229757	215806	434131	340131	729742
	(e) Depreciation and Amortisation		84794	64670	169217	100581	250677
	(f) Product development expenses		8575	8446	17878	9857	34775
	(g) Other expenditure		429708	512574	795991	764682	1805911
	(h) Amount capitalised		(113593)	(130475)	(230115)	(202423)	(466977)
	(i) Total		2044229	2223215	3718062	3539811	7159687
3	Profit / (Loss) from Operations before Other Income, Interest and Discounting Charges and Exceptional Items [1-2]		65793	75920	31660	208342	(65802)
4	Other income		40672	42592	72779	67639	79896
5	Profit / (Loss) before Interest and Discounting Charges and Exceptional Items [3+4]		106465	118512	104439	275981	14094
6	Interest and Discounting Charges
	(a) Gross interest and discounting charges		71400	77092	139003	122524	246291
	(b) Interest income / Interest capitalised		(15497)	(17571)	(24748)	(30567)	(53201)
	(c) Net interest and discounting charges		55903	59521	114255	91957	193090
7	Profit / (Loss) after Interest and Discounting Charges but before Exceptional Items [5-6]		50562	58991	(9816)	184024	(178996)
8	Exceptional Items
	(a) Notional exchange (loss) / gain (net) on revaluation of foreign currency borrowings, deposits and loans given		(16308)	(142257)	17084	(181778)	(33929)
	(b) Others		(5527)	—	(5527)	—	—
9	Profit / (Loss) from Ordinary Activities before tax [7+8]		28727	(83266)	1741	2246	(212925)
10	Tax Expense		28942	8733	35368	19970	33575
11	Net Profit / (Loss) from Ordinary Activities after tax [9-10]		(215)	(91999)	(33627)	(17724)	(246500)
12	Extraordinary items (net of tax expenses)		—	—	—	—	—
13	Share of Minority Interest		424	(1405)	932	(3888)	1148
14	Profit / (Loss) in respect of investments in Associate Companies		1969	(771)	1995	(594)	(5173)
15	Net Profit / (Loss) for the period [11+12+13+14]		2178	(94175)	(30700)	(22206)	(250525)
16	Paid-up Equity Share Capital (Face value of Rs.10 each)		51405	38570	51405	38570	51405
17	Reserves excluding Revaluation Reserve						531584
18	Earnings Per Share (EPS)
	A. Ordinary Shares
	(a) Basic EPS before and after extraordinary items	Rupees	0.36	(24.42)	(5.97)	(5.76)	(56.88)
	(b) Diluted EPS before and after extraordinary items	Rupees	0.34	(24.42)	(5.97)	(5.76)	(56.88)
	B. ‘A’ Ordinary Shares
	(a) Basic EPS before and after extraordinary items	Rupees	0.86		(5.97)		(56.88)
	(b) Diluted EPS before and after extraordinary items	Rupees	0.84		(5.97)		(56.88)
			(not annualised)	(not annualised)	(not annualised)	(not annualised)

Notes:

1)	Figures for previous period have been regrouped / reclassified wherever necessary, to make them comparable.
2)	On June 2, 2008, the Company acquired from Ford Motor Company, Jaguar Land Rover businesses. The financial results for the half year ended September 30, 2008 include the results of the operation of Jaguar Land Rover businesses for the period June 02, 2008 to September 30, 2008. The financial results for the half year ended September 30, 2009, are not comparable to this extent with the previous period.
3)	Other income for the quarter and six months ended September 30, 2009, includes profit (net) of Rs. 37194 lakhs and Rs. 69139 lakhs respectively (Rs. 35903 lakhs and Rs. 60181 lakhs for the quarter and six months ended September 30, 2008 respectively) on sale of investments.
4)	Consequent to the notification issued by the Ministry of Corporate Affairs on March 31, 2009, the Company had changed its policy in the last quarter of the financial year 2008-09. Exchange differences on foreign currency denominated long term borrowings relating to the acquisition of depreciable capital assets are capitalized to such assets and exchange differences on other long term foreign currency monetary items are accumulated in Foreign Currency Monetary Item Translation Difference Account and are amortized over the balance life of such monetary items or March 31, 2011, whichever is earlier. During the quarter and six months ended September 30, 2008, these foreign exchange differences were recognised in the Profit and Loss Account. Had the revised policy been applicable for the period ended September 30, 2008, the Profit before tax would have been higher by Rs. 111045 lakhs and Rs. 138633 lakhs for the quarter and six months ended September 30, 2008 respectively.
5)	The tax expense is not comparable with the profit before tax, since it is consolidated on a line-by-line addition for each subsidiary company and no tax effect is recorded in respect of consolidation adjustments. This accounting treatment is as per accounting standard AS-21.
6)	The actuarial losses (net) of Rs. 74038 lakhs for six months ended September 30, 2009, of pension plans of Jaguar Cars Ltd and Land Rover, UK, have been accounted in “Reserves and Surplus” in accordance with IFRS principles and permitted by AS 21 in the consolidated financial statements. This treatment is consistent with the accounting principles followed by Jaguar Cars Ltd and Land Rover, UK, under IFRS.
7)	Subsequent to September 30, 2009, JaguarLandRover Ltd, an indirect subsidiary of the Company has repaid the entire outstanding bridge loan of USD 613.49 million (Rs. 288156 lakhs) and EURO 62.04 million (Rs. 43200 lakhs) taken for acquisition of Jaguar and Land Rover business.
8)	Automotive operations of the Company and its consolidated subsidiaries represents the reportable segment, rest are classified as ‘Others’.

Automotive segment consists of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include construction equipment, engineering solutions and software operations.

(Rs in Lakhs)

			Quarter ended September 30,		Six months ended September 30,		Year ended March 31,
			Unaudited		Unaudited		Audited
			2009	2008	2009	2008	2009
A		Segment Revenues
		Net sales / Income from Operations
	I.	Automotive and related activity
		- Tata vehicles / spares and financing thereof	913600	761691	1645509	1550311	2866427
		- Jaguar and Land Rover	1131776	1442191	1982554	2023204	3927070
		- Intra Segment Eliminations	(1648)	—	(2187)	—	—

		-Total	2043728	2203882	3625876	3573515	6793497
	II.	Others	79310	105447	148293	194662	346559

		Total segment revenue	2123038	2309329	3774169	3768177	7140056
		Add / (Less): Inter segment revenue	(13016)	(10194)	(24447)	(20024)	(46171)

		Net segment revenue	2110022	2299135	3749722	3748153	7093885

B		Segment Results before Other Income, Interest, Exceptional items and Tax
	I.	Automotive and related activity
		- Tata vehicles / spares and financing thereof	89259	35942	135552	83723	95840
		- Jaguar and Land Rover	(24300)	30248	(111632)	102958	(177735)
		- Intra Segment Eliminations	(248)	—	(248)	—	—

		-Total	64711	66190	23672	186681	(81895)
	II.	Others	4672	9733	7901	21638	21754

		Total segment results	69383	75923	31573	208319	(60141)
		Add/(Less):- Inter segment eliminations	(3590)	(3)	87	23	(5661)

		Net Segment Results	65793	75920	31660	208342	(65802)
		Add/(Less):- Unallocable income	40672	42592	72779	67639	79896
		Add/(Less):- Interest expense	(55903)	(59521)	(114255)	(91957)	(193090)
		Add/(Less):- Exceptional Items	(21835)	(142257)	11557	(181778)	(33929)

		Total Profit / (Loss) before Tax	28727	(83266)	1741	2246	(212925)

					As at September 30,		As at March 31,
					2009	2008	2009
C		Capital employed (segment assets less segment liabilities)
	I.	Automotive and related activity
		- Tata vehicles / spares and financing thereof			2519480	2308365	2372554
		- Jaguar and Land Rover			1421929	1476636	1233605
		- Intra Segment Eliminations			(248)	—	—

		-Total			3941161	3785001	3606159
	II.	Others			147004	119133	135402

		Total Capital employed			4088165	3904134	3741561
		Add/(Less):- Inter segment eliminations			(18228)	(15903)	(16082)

		Capital employed			4069937	3888231	3725479

9)	The Consolidated financial results should be read in conjunction with the notes to the individual financial results of the Company for the period ended September 30, 2009, declared on October 26, 2009.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on November 27, 2009.

Tata Motors Limited

Ratan N Tata
November 27, 2009	Chairman

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.